Exhibit (a)(62)

To the Holders of Common Shares

of Cascal N.V.:

IMPORTANT NOTICE TO ALL STOCKHOLDERS OF CASCAL N.V.

As you are aware, we, Sembcorp Utilities Pte Ltd. (“Purchaser”), a private company limited by shares, incorporated under the laws of Singapore and a wholly-owned subsidiary of Sembcorp Industries Ltd. (“Parent”), a public company limited by shares, incorporated under the laws of Singapore and listed on the main board of the Singapore Exchange, are offering to purchase all of the issued and outstanding common shares, par value €0.50 per share (each a “Share” and collectively, the “Shares”) of Cascal N.V. (the “Company”), a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands, at a price of US$6.75 per Share, net to the seller in cash (that price, or any other price per Share as may be paid in the Offer, is referred to in this document as the “Offer Price”), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 21, 2010 (the “Offer to Purchase”), the enclosed Amendment and Supplement to the Offer to Purchase dated June 30, 2010 (the “Supplement”) and in the accompanying Amended and Restated Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

The enclosed Supplement is being sent to you because it contains various amendments and supplements to the Offer, including, among other things, (i) the extension of the expiration date to 5:00 p.m., New York City time, on Thursday, July 8, 2010 (unless further extended), (ii) updates to Section 10 (Background of the Offer) and Section 15 (Certain Legal Matters) of the Offer to Purchase, (iii) the waiver of certain conditions to the Offer and (iv) our plans for Cascal following the consummation of the Offer.

The Supplement, the Offer to Purchase and the accompanying Amended and Restated Letter of Transmittal contain important information and we urge you to read them in their entirety before you make any decision with respect to the Offer.

As indicated in the Offer to Purchase, the Offer is conditioned on, among other things, (i) Cascal not issuing or authorizing or agreeing to the issuance of, any shares of its capital stock or any other security convertible therein, or exchangeable or exercisable therefor; (ii) the clearance of the transactions (the “Transactions”) contemplated by the Offer and the Tender Offer and Stockholder Support Agreement (the “Tender Offer and Stockholder Support Agreement”) entered into on April 26, 2010, among Sembcorp Utilities, Biwater Investments Ltd. and Biwater Holdings Limited (“Biwater”), including the separation of Biwater’s and Cascal’s U.K. pension schemes (collectively, the “Schemes”), from the U.K. Pensions Regulator (the “Pensions Regulator”) having been given on terms that are reasonably acceptable to Sembcorp Utilities; (iii) all consents or approvals required to be obtained from any third party in connection with the Tender Offer and Stockholder Support Agreement, the Offer and the consummation of the Transactions contemplated thereby being obtained (including Waterloo Industrial Limited (Waterloo), the minority shareholder in The China Water Company Limited, not objecting to the new ultimate controller of Cascal or any necessary waivers and consents of Waterloo being obtained) and (iv) any material approval, authorization, clearance, license, order, confirmation, consent, exemption, grant, permission, recognition and/or waiver necessary for the making or implementation of the Offer or consummation of the Transactions which is required to be obtained from a governmental authority of any jurisdiction in which the Company or any of its subsidiaries or associated companies carries on business having been obtained during the Offer period.

As indicated in the Offer to Purchase, on or about April 27, 2010, Michael Wager, a non-executive director, resigned from Cascal’s board of directors to assume an advisory and spokesperson role for Cascal in connection with the Offer (the “Consultancy”) and, in connection with such Consultancy, Cascal entered into an agreement with an affiliate of Mr. Wager, through which Mr. Wager, is providing consulting services, pursuant to which Mr. Wager would receive an annual salary of US$1,040,000 and 200,000 restricted Shares in the Company (the “Restricted Shares”).

The issuance of the Restricted Shares has resulted in the failure of condition (i) set forth above.

The enclosed Supplement discloses that we have decided to waive the failure of condition (i) set forth above insofar as and to the extent that it relates to the issuance of the Restricted Shares.

The Supplement also discloses that, with regard to the condition to the Offer that clearance be given from the Pensions Regulator on terms that are reasonably acceptable to Purchaser, on June 8, 2010, the Pension Regulator issued a letter stating that in its opinion, there is no proposed detriment to the Schemes as a result of the Transactions and therefore a pension clearance for the separation of the Schemes is not required. The Supplement goes on to disclose that this response from the Pensions Regulator is acceptable to us and, accordingly, we have decided to waive condition (ii) set forth above.

On June 29, 2010, Waterloo executed a waiver letter, in satisfaction of condition (iii) set forth above, as it relates to Waterloo.

On June 15, 2010, Cascal filed a merger notification with the South African Competition Commission (the “Commission”) and, as disclosed in the Supplement, on June 29, 2010, the Commission issued its opinion unconditionally approving the proposed transaction, in satisfaction of condition (iv) set forth above, as it relates to clearance from the Commission.

The Supplement also discloses that, upon consummation of the Offer, and subject to and in accordance with applicable laws, we intend to cause Cascal to (1) delist the Shares from the New York Stock Exchange, (2) suspend Cascal’s obligation to file reports under Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the “Exchange Act”), pending termination of registration of the Shares under the Exchange Act and (3) terminate the registration of the Shares under the Exchange Act. If the Shares are delisted, the market for the Shares could be adversely affected. In addition, termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Cascal to its stockholders and to the Securities and Exchange Commission and would make certain provisions of the Exchange Act no longer applicable to the Shares. Please see Section 7 of the Offer to Purchase for more information.

As of the date hereof, we are not aware of any facts or circumstances that would cause the failure of any of the conditions to the Offer on the Expiration Date, however, there can be no assurance that if facts or circumstances change, all of the conditions to the Offer will be satisfied on the Expiration Date.

As of the close of business on June 29, 2010, approximately 25,438,427 Shares have been tendered into and not withdrawn from the Offer (representing approximately 82.6% of the outstanding Shares, based on 30,781,343 Shares reported by Cascal to be issued and outstanding as of June 25, 2010, including 17,868,543 Shares held by Biwater Investments Ltd., the majority stockholder of Cascal.

WE URGE YOU TO ACCEPT THE OFFER AS SOON AS POSSIBLE. The Offer and withdrawal rights are scheduled to expire at 5:00 p.m., New York City time, on Thursday, July 8, 2010 (unless extended), so it is important that you respond as soon as possible if you wish to take advantage of this opportunity.

If you would like any information about the Offer, have questions concerning how to tender your Shares, or would like to request additional copies of the materials, please call MacKenzie Partners, Inc., toll-free at (800) 322-2885.

Very Truly Yours,

Sembcorp Utilities Pte Ltd.